FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16
under the
Securities Exchange Act of 1934

For the month of June 2012

000-29880
(Commission File Number)

Virginia Mines Inc.
(Translation of registrant's name into English)

200-116 St-Pierre,
Quebec City, QC, Canada G1K 4A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F __ Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

TABLE OF CONTENT Signatures Press Release

Table of Contents

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.

By: //s// Noella Lessard

Name: Noella Lessard

Title: Executive Secretary

Date: June 1, 2012

Table of Contents

Press release June 1, 2012
CLOSING OF THE $2.9 M FLOW-THROUGH-SHARE PRIVATE PLACEMENT

Not for distribution to U.S. newswire services or for dissemination in the United States.

Any failure to comply with this restriction may constitute a violation of U.S. Securities Law.

Virginia Mines Inc. (“Virginia”) confirms the closing of the private placement announced on May 8, 2012, which consisted of the issue of 190,000 flow-through common shares ("Flow-Through Shares") at a price of $15.50 per share, which represents 79% premium to the 10-day volume weighted average trading price of the common shares of Virginia on the Toronto Stock Exchange for the period ending May 31, 2012, resulting in gross proceeds of CA$2,945,000. National Bank Financial Inc. (“National Bank”) acted as agent for the offering and was paid a cash fee equal to 6% of the gross proceeds.

The Flow-Through Shares are subject to a four-month hold period in Canada.

Proceeds from the offering will be used to fund exploration work on Virginia’s numerous projects.

THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN. THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS UNLESS REGISTERED OR EXEMPT THEREFROM.

About Virginia

(VGQ: TSX) Virginia conducts its exploration activities over the vast, unexplored territories of Northern Quebec in order to create value for its shareholders while protecting the quality of life for both present and future generations. With a working capital position of $44.8 million as at February 29, 2012, Virginia is among the most active mining exploration companies in Québec.

FOR MORE INFORMATION, PLEASE CONTACT: Amélie Laliberté, Investor Relations, André Gaumond, President, or Paul Archer, V-P Exploration.
200-116 St-Pierre	info@minesvirginia.com	Tel. 800-476-1853
Quebec, QC G1K 4A7	www.minesvirginia.com	Tel. 418-694-9832
Canada		Fax. 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports filed with the security commissions of British Columbia, Alberta, Ontario and Quebec, and in the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.